TRANSACTIONS IN OWN SECURITIES 12 May 2022 Unilever PLC (the “Company”) announces today that it has purchased the following number of its ordinary shares on the London Stock Exchange from HSBC Bank plc (“the Broker”). The repurchased shares will be held in treasury. Ordinary Shares Date of purchases: 12 May 2022 Number of ordinary shares purchased: 69,810 Highest price paid per share: GBp 3,696.0000 Lowest price paid per share: GBp 3,640.0000 Volume weighted average price paid per share: GBp 3,661.2373 Such purchases form part of the Company’s existing share buy-back programme and were effected pursuant to the instructions issued to the Broker by the Company on 23 March 2022, as announced on that date. Following the purchase of these shares, Unilever holds 72,592,982 of its ordinary shares in treasury and has 2,556,650,790 ordinary shares in issue (excluding treasury shares). Aggregated information Trading venue Volume weighted average price (GBp) Aggregated volume (shares) LSE 3,661.2373 69,810 Chi-X - - Turquoise - - BATS - - Aquis - - Media Enquires: Please contact the Unilever Press Office at: Press-Office.London@Unilever.com Transaction details In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), a full breakdown of the individual trades made by the Broker on behalf of the Company as part of the buy-back programme is detailed below: Quantity Price Market Execution Time 514 3663.00 XLON 08:00:30 1435 3661.00 XLON 08:01:00 99 3658.00 XLON 08:01:08 182 3658.50 XLON 08:01:14 183 3659.00 XLON 08:01:40 414 3660.00 XLON 08:01:51 216 3658.50 XLON 08:02:20 414 3658.00 XLON 08:02:33 381 3658.50 XLON 08:02:52 67 3658.50 XLON 08:03:04 56 3658.50 XLON 08:03:04 26 3658.50 XLON 08:03:07 249 3658.00 XLON 08:03:19 116 3658.00 XLON 08:03:27 149 3665.50 XLON 08:04:30 287 3665.50 XLON 08:04:30 417 3665.50 XLON 08:04:30 85 3665.00 XLON 08:04:37 114 3662.50 XLON 08:04:49 95 3662.00 XLON 08:05:05 104 3660.00 XLON 08:05:07 104 3658.50 XLON 08:05:20 180 3661.50 XLON 08:05:45 105 3662.50 XLON 08:05:51 132 3660.00 XLON 08:06:03 143 3662.50 XLON 08:06:19 170 3662.00 XLON 08:06:35 30 3660.00 XLON 08:07:02 90 3660.00 XLON 08:07:02 9 3660.00 XLON 08:07:02 48 3659.50 XLON 08:07:04 246 3659.50 XLON 08:07:04 603 3660.50 XLON 08:07:13 261 3659.50 XLON 08:07:15 1016 3663.50 XLON 08:07:50 775 3662.50 XLON 08:07:55 700 3666.50 XLON 08:08:26 14 3666.50 XLON 08:08:26 506 3666.00 XLON 08:08:44 21 3666.00 XLON 08:08:44 97 3666.00 XLON 08:08:59 323 3666.00 XLON 08:08:59 124 3668.50 XLON 08:09:23 511 3668.50 XLON 08:09:23 292 3668.00 XLON 08:09:27 426 3668.00 XLON 08:09:43 141 3666.00 XLON 08:09:58 124 3664.50 XLON 08:10:00 98 3662.50 XLON 08:10:26 230 3659.50 XLON 08:10:34 91 3657.50 XLON 08:10:41 131 3656.00 XLON 08:10:47 176 3661.50 XLON 08:11:33 478 3661.00 XLON 08:11:35 674 3659.50 XLON 08:11:47 61 3659.50 XLON 08:11:47 230 3659.00 XLON 08:11:49 483 3659.00 XLON 08:11:58 159 3659.50 XLON 08:12:04 114 3657.50 XLON 08:12:06 136 3649.50 XLON 08:13:06 412 3648.50 XLON 08:13:12 197 3647.50 XLON 08:13:14 104 3647.00 XLON 08:13:14 267 3648.50 XLON 08:13:33 498 3646.50 XLON 08:13:36 14 3644.50 XLON 08:13:40 989 3645.50 XLON 08:13:55 323 3644.50 XLON 08:13:58 134 3641.50 XLON 08:14:02 172 3640.00 XLON 08:14:05 505 3645.00 XLON 08:14:20 162 3644.00 XLON 08:14:35 326 3641.50 XLON 08:14:53 572 3643.00 XLON 08:15:26 805 3652.00 XLON 08:16:16 255 3650.00 XLON 08:16:38 286 3651.50 XLON 08:17:04 513 3649.00 XLON 08:17:06 233 3649.00 XLON 08:17:09 116 3648.00 XLON 08:17:13 34 3648.00 XLON 08:17:31 137 3648.00 XLON 08:17:31 1406 3652.00 XLON 08:18:55 450 3652.50 XLON 08:19:08 700 3652.50 XLON 08:19:08 564 3652.50 XLON 08:19:08 949 3651.00 XLON 08:19:12 95 3650.50 XLON 08:19:17 209 3651.00 XLON 08:19:28 265 3652.50 XLON 08:19:41 170 3653.00 XLON 08:19:55 180 3652.00 XLON 08:20:01 295 3652.50 XLON 08:20:15 106 3656.00 XLON 08:20:28

121 3656.00 XLON 08:20:28 45 3653.50 XLON 08:20:51 36 3653.50 XLON 08:20:51 33 3653.50 XLON 08:20:51 379 3652.50 XLON 08:20:57 92 3650.50 XLON 08:21:01 3 3650.50 XLON 08:21:02 302 3652.50 XLON 08:21:17 95 3651.50 XLON 08:21:20 95 3650.00 XLON 08:21:28 208 3648.00 XLON 08:21:40 133 3648.00 XLON 08:21:42 190 3648.50 XLON 08:22:02 208 3648.00 XLON 08:22:06 95 3646.50 XLON 08:22:09 151 3645.00 XLON 08:22:20 95 3643.50 XLON 08:22:30 360 3643.50 XLON 08:22:45 455 3645.00 XLON 08:23:18 569 3646.50 XLON 08:23:40 527 3650.50 XLON 08:24:04 324 3653.00 XLON 08:24:35 374 3654.50 XLON 08:24:47 443 3656.50 XLON 08:25:12 136 3658.00 XLON 08:25:23 120 3657.50 XLON 08:25:23 85 3659.50 XLON 08:25:34 85 3658.50 XLON 08:25:37 119 3657.00 XLON 08:25:41 443 3659.50 XLON 08:26:09 273 3659.00 XLON 08:26:24 102 3657.00 XLON 08:26:39 187 3657.00 XLON 08:26:39 85 3656.50 XLON 08:27:08 597 3656.50 XLON 08:27:22 119 3654.50 XLON 08:27:36 170 3653.00 XLON 08:27:39 375 3655.00 XLON 08:28:00 102 3655.00 XLON 08:28:07 17 3656.00 XLON 08:28:14 136 3656.00 XLON 08:28:14 103 3655.50 XLON 08:28:21 102 3654.50 XLON 08:28:33 443 3656.50 XLON 08:28:52 205 3656.00 XLON 08:29:09 429 3656.00 XLON 08:29:32 429 3657.50 XLON 08:29:58 155 3658.00 XLON 08:30:05 103 3657.00 XLON 08:30:19 223 3657.00 XLON 08:30:22 223 3656.50 XLON 08:30:36 172 3657.50 XLON 08:30:47 86 3656.00 XLON 08:30:54 103 3655.00 XLON 08:31:04 343 3654.50 XLON 08:31:16 121 3655.00 XLON 08:31:32 189 3654.50 XLON 08:31:34 120 3654.00 XLON 08:31:46 102 3652.50 XLON 08:31:56 172 3651.00 XLON 08:32:01 224 3653.50 XLON 08:32:11 103 3652.00 XLON 08:32:32 309 3652.00 XLON 08:32:37 99 3650.00 XLON 08:32:46 4 3650.00 XLON 08:32:46 234 3650.50 XLON 08:33:07 178 3650.50 XLON 08:33:07 103 3649.50 XLON 08:33:17 137 3649.00 XLON 08:33:21 172 3649.00 XLON 08:33:37 326 3650.00 XLON 08:33:55 289 3650.50 XLON 08:34:07 115 3649.00 XLON 08:34:21 279 3650.00 XLON 08:34:34 608 3654.00 XLON 08:35:05 115 3652.50 XLON 08:35:30 328 3651.00 XLON 08:35:35 86 3650.00 XLON 08:35:38 13 3650.00 XLON 08:35:38 129 3651.50 XLON 08:35:50 68 3651.50 XLON 08:35:50 558 3655.00 XLON 08:36:24 98 3652.50 XLON 08:36:43 263 3653.00 XLON 08:36:53 132 3652.00 XLON 08:37:03 1257 3661.00 XLON 08:38:47 549 3661.00 XLON 08:38:47 114 3660.50 XLON 08:38:55 83 3660.50 XLON 08:38:58 81 3659.50 XLON 08:39:05 679 3661.50 XLON 08:39:55 205 3661.00 XLON 08:40:03 126 3659.00 XLON 08:40:37 28 3657.00 XLON 08:40:37 492 3657.00 XLON 08:40:50 221 3655.00 XLON 08:40:57 300 3656.50 XLON 08:41:15 237 3657.00 XLON 08:41:26 347 3657.00 XLON 08:41:50 125 3660.00 XLON 08:42:25 78 3665.00 XLON 08:42:57 610 3665.00 XLON 08:42:57 119 3665.00 XLON 08:42:58 204 3663.50 XLON 08:43:03 1100 3670.00 XLON 08:44:18 319 3670.50 XLON 08:44:41 126 3670.00 XLON 08:44:46 264 3672.00 XLON 08:45:04 97 3670.00 XLON 08:45:10 431 3672.00 XLON 08:45:48 126 3671.50 XLON 08:45:51 347 3672.00 XLON 08:46:20 180 3672.50 XLON 08:46:43 1 3672.50 XLON 08:46:43 640 3674.00 XLON 08:47:17 97 3673.00 XLON 08:47:26 10 3679.00 XLON 08:48:06 602 3679.00 XLON 08:48:06 111 3679.50 XLON 08:48:13 78 3676.00 XLON 08:48:52 23 3676.00 XLON 08:49:14 109 3676.00 XLON 08:49:14 394 3679.00 XLON 08:50:09 292 3679.00 XLON 08:50:37 66 3679.50 XLON 08:51:23 508 3679.50 XLON 08:51:23 94 3678.50 XLON 08:51:37 36 3678.50 XLON 08:51:59

130 3678.50 XLON 08:51:59 12 3679.50 XLON 08:52:45 109 3679.50 XLON 08:52:50 233 3677.50 XLON 08:52:57 286 3676.00 XLON 08:53:46 173 3678.00 XLON 08:54:03 91 3675.50 XLON 08:54:32 126 3675.00 XLON 08:54:56 33 3674.50 XLON 08:55:00 44 3674.50 XLON 08:55:01 94 3672.00 XLON 08:55:37 273 3673.50 XLON 08:56:11 91 3673.50 XLON 08:56:41 75 3673.00 XLON 08:56:52 111 3673.00 XLON 08:57:13 81 3673.00 XLON 08:57:27 126 3672.50 XLON 08:57:56 101 3675.50 XLON 08:58:08 258 3674.50 XLON 08:59:00 117 3675.50 XLON 08:59:59 98 3675.50 XLON 08:59:59 128 3675.00 XLON 09:00:16 100 3675.00 XLON 09:00:19 88 3676.50 XLON 09:00:41 83 3676.50 XLON 09:01:17 161 3676.00 XLON 09:01:21 77 3675.00 XLON 09:01:36 6 3675.00 XLON 09:01:36 100 3673.50 XLON 09:01:55 222 3674.00 XLON 09:02:38 94 3672.50 XLON 09:02:57 111 3672.00 XLON 09:03:18 105 3671.00 XLON 09:03:29 78 3669.00 XLON 09:03:52 3 3670.00 XLON 09:04:04 108 3670.00 XLON 09:04:04 52 3671.00 XLON 09:04:51 79 3671.00 XLON 09:04:55 136 3671.00 XLON 09:04:57 113 3672.00 XLON 09:05:09 226 3675.00 XLON 09:05:45 99 3673.00 XLON 09:06:21 49 3673.00 XLON 09:06:22 131 3673.50 XLON 09:06:35 142 3675.00 XLON 09:07:23 226 3674.50 XLON 09:07:40 487 3675.50 XLON 09:09:11 90 3674.50 XLON 09:09:14 357 3677.50 XLON 09:10:51 130 3676.00 XLON 09:11:00 10 3676.00 XLON 09:11:02 84 3674.00 XLON 09:11:11 130 3674.00 XLON 09:11:46 14 3674.00 XLON 09:11:47 80 3672.00 XLON 09:12:01 89 3671.50 XLON 09:12:18 119 3672.50 XLON 09:12:39 535 3677.00 XLON 09:14:35 194 3676.50 XLON 09:15:08 85 3676.00 XLON 09:15:36 80 3675.50 XLON 09:15:46 94 3673.00 XLON 09:16:06 141 3673.50 XLON 09:16:47 95 3674.50 XLON 09:16:52 94 3675.50 XLON 09:17:11 104 3678.50 XLON 09:17:44 132 3679.00 XLON 09:18:01 85 3678.00 XLON 09:18:26 103 3678.00 XLON 09:18:42 80 3677.50 XLON 09:19:02 79 3676.50 XLON 09:19:39 99 3676.00 XLON 09:19:45 4 3676.00 XLON 09:19:46 99 3677.00 XLON 09:20:08 219 3677.00 XLON 09:20:59 241 3680.00 XLON 09:21:51 108 3680.00 XLON 09:22:19 125 3680.50 XLON 09:22:44 90 3678.00 XLON 09:23:08 77 3677.50 XLON 09:23:27 149 3682.00 XLON 09:24:48 160 3682.00 XLON 09:24:48 6 3682.00 XLON 09:24:48 36 3683.00 XLON 09:25:33 52 3683.00 XLON 09:25:37 53 3681.50 XLON 09:25:47 23 3681.50 XLON 09:25:47 99 3684.50 XLON 09:26:42 74 3681.50 XLON 09:26:52 77 3680.00 XLON 09:27:20 77 3682.50 XLON 09:27:52 137 3684.50 XLON 09:28:37 190 3687.50 XLON 09:29:49 211 3694.50 XLON 09:31:11 74 3694.50 XLON 09:31:45 79 3695.50 XLON 09:32:13 74 3695.50 XLON 09:32:48 81 3692.00 XLON 09:33:24 141 3692.00 XLON 09:34:13 103 3693.00 XLON 09:34:57 82 3691.50 XLON 09:35:21 105 3693.00 XLON 09:36:17 82 3693.50 XLON 09:36:34 87 3695.00 XLON 09:37:18 145 3696.00 XLON 09:38:06